Kelly & Company	CERTIFIED PUBLIC ACCOUNTANTS AUDIT TAX SEC REPORTING	Member, American Institute of Certified Public Accountants (Since 1974) SEC Practice Section Tax Practice Section

March 4, 2005

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC  20549

Re:    American Water Star, Inc.

We have read Item 4.01 of the Form 8-K dated February 28, 2005, of American Water Star, Inc. ("Company") and are in agreement with each of the statements containing information which relates to our firm set forth on page 2; except as discussed in the following paragraph.

The Company failed to provide complete responses and supporting documentation to our inquiries into certain matters which has, among other things, caused us to question whether contained reliance on the representations of management relating to these matter is appropriate or justified. The Company's Audit Committee has been adequately informed with respect to these matters that have come to the attention of Kelly & Company. These matters have been the subject of special investigations conducted by the Audit Committee.  As of the date of out dismissal, we were not aware of the outcome, results, or findings of the Audit Committee's investigation.  Subsequent to our dismissal as the Company's independent auditors, we were informed by the Company's Audit Committee that it had completed its investigation into the matter related to our inquiries

Yours truly,

/s/ Kelly & Company

Kelly & Company